NSAR Item 77E Litigation Disclosure for BlackRock MuniHoldings Investment Quality Fund ("MFL")

A derivative complaint had been filed by Dolores Eitel and other shareholders of BlackRock MuniHoldings Investment Quality Fund ("MFL") on August 3, 2010 in the Supreme Court of the State of New York, New York County. The complaint names BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of MFL as defendants. The complaint alleges, among other things, that the parties named in the complaint breached fiduciary duties owed to MFL and its common shareholders by redeeming MFL's auction preferred shares at their liquidation preference. The complaint seeks unspecified damages for losses purportedly suffered by MFL as a result of the prior redemptions and injunctive relief preventing MFL from redeeming auction preferred shares at their liquidation preference in the future. BlackRock Advisors, LLC, BlackRock, Inc. and the other parties named in the complaint believe that the claims asserted in the complaint are without merit and intend to vigorously defend themselves in the litigation.

992172.04-New York Server 1A MSW - Draft October 24, 2011 - 7:08 PM